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TANNER
Accountants & Advisors

DRY BAR UNSCRIPTED, INC.

Financial Statements
As of December 31, 2023 and For the Year Then Ended

Together with Independent Auditors' Report



TANNER

Independent Auditors' Report

To the Management of
Dry Bar Unscripted, Inc.

Opinion
We have audited the accompanying financial statements of Dry Bar Unscripted, Inc. (the Company), which comprise the balance sheet as of December 31, 2023, and the related statement of operations, stockholders' equity, and cash flows for the year then ended, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dry Bar Unscripted, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3, the Company has incurred operating losses and negative cash flows from operating activities since inception and expects to incur further losses. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with US GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement

when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Tanner LLC

April 29, 2024

Balance Sheet

	As of December 31,
	2023
Assets	
Current assets:	
Cash and cash equivalents	$ 223,592
Property and equipment, net	52,860
Capitalized film costs, net	536,059
Total assets	$ 812,511
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$ 88,615
Commitments and contingencies	
Stockholders' equity:	
Preferred stock, $0.00001 par value: 10,100,000 shares authorized, 1,887,828 shares issued and outstanding	18
Common stock, $0.00001 par value: 25,000,000 shares authorized, 9,781,150 shares issued and outstanding	98
Additional paid-in capital	1,790,046
Accumulated deficit	(1,066,266)
Total stockholders' equity	723,896
Total liabilities and stockholders' equity	$ 812,511

See accompanying notes to financial statements.

Statement of Operations

		For the Year Ended December 31,
		2023
Operating expenses:		
General and administrative	$	912,950
Marketing expenses		48,961
Total operating expenses		961,911
Operating loss		(961,911)
Other income, net		16,983
Loss before income taxes		(944,928)
Income tax provison		(200)
Net loss	$	(945,128)

See accompanying notes to financial statements.

Statement of Stockholders' Equity

For the Year Ended December 31, 2023

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at January 1, 2023	-	$ -	9,750,000	$ 98	$ 82,367	$ (121,138)	$ (38,673)
Conversion of accounts payable into common stock	-	-	31,150	-	15,575	-	15,575
Issuance of preferred stock, net of issuance costs of $33,040	1,887,828	18	-	-	910,856	-	910,874
Stock-based compensation	-	-	-	-	781,248	-	781,248
Net loss	-	-	-	-	-	(945,128)	(945,128)
Balance at December 31, 2023	1,887,828	$ 18	9,781,150	$ 98	$ 1,790,046	$ (1,066,266)	$ 723,896

See accompanying notes to financial statements.

Statement of Cash Flows

	For the Year Ended December 31, 2023
Cash flows from operating activities:	
Net loss	$ (945,128)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:	
Depreciation	6,543
Stock-based compensation	781,248
Change in other operating assets and liabilities:	
Film costs	(469,921)
Accounts payable	(621)
Net cash and cash equivalents used in operating activities	(627,879)
Cash flows from investing activities:	
Purchases of property and equipment	(59,403)
Cash flows from financing activities:	
Issuance of preferred stock	910,874
Net change in cash and cash equivalents	223,592
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 223,592
Supplemental disclosures of non-cash investing and financing information:	
Conversion of accounts payable into common stock	$ 15,575

1. Description of Organization

Organization
Dry Bar Unscripted, Inc. (the Company) was incorporated on November 9, 2022 as a Delaware corporation. The Company produces improv comedy specials for streaming services.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk
The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company's invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

A major vendor is considered to be one that comprises more than 10% of the Company's total purchases. Concentrations of vendors were as follows for the year ended December 31, 2023:

	2023
Vendor A (related party)	46%
Vendor B (related party)	22%

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of December 31, 2023, these cash equivalents consisted of money market funds.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated economic useful lives of the assets are as follows:

A/V Equipment	5 years
Computers	3 years

Production Costs

Costs incurred in the direct production of content are capitalized and stated at the lower of the unamortized cost or net realizable value. The Company periodically evaluates the net realizable value of content by considering expected future revenue generation. For the year ended December 31, 2023, $469,921 in production costs were capitalized.

The Company amortizes production costs in proportion to the recognition of the related revenue from each episode. Amortization expense for production costs was $0 for 2023, as the series had not yet been released.

The Company periodically evaluates impairment of unamortized production cost. Any unamortized production costs in excess of fair value are written off. As of December 31, 2023, the Company determined no impairment existed.

Income Taxes

The Company recognizes a liability or asset for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when reported amounts of the assets or liabilities are recovered or settled. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce net deferred income tax assets to the amount expected to be realized.

Tax positions for the Company are subject to income tax audits by tax jurisdictions in the United States. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by the taxing authority, based on the technical merits.

The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in its tax provision. The Company recognizes interest and penalties, if any, related to uncertain tax positions in the provision for income taxes. The Company currently has no federal or state income tax return examinations in progress.

Advertising

Advertising costs are expensed as incurred. Advertising expenses totaled approximately $49,000 for the year ended December 31, 2023.

Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through April 29, 2024, which is the day the financial statements were available to be issued.

3. Going Concern

The Company has incurred significant net losses since inception that have accumulated to approximately $1,066,000 as of December 31, 2023. The Company used net cash of approximately $628,000 in operating activities in 2023. The net losses and use of cash in operating activities resulted from producing the first season of the comedy episodes. Through the year ended December 31, 2023, the Company has not generated revenues. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management plans to reduce expenditures throughout 2024, while continuing to seek streaming platforms to begin receiving revenue.

The Company's activities are subject to significant risks and uncertainties, including failing to secure a platform to stream the series. There can be no assurance that the Company will be successful in its efforts to obtain a revenue stream.

4. Property and Equipment
Property and equipment consisted of the following as of December 31:

		2023
A/V Equipment	$	49,243
Computers		10,160
		59,403
Less accumulated depreciation		(6,543)
	$	52,860

Depreciation expense on property and equipment for the years ended December 31, 2023 was $6,543.

5. Commitments and Contingencies

Legal Matters
The Company is a party to various legal matters that have arisen in the normal course of business. Management, after consultation with legal counsel, is of the opinion that none of these matters will have a material, adverse effect on the Company's financial position, results of operations, and liquidity.

6. Preferred and Common Stock
The Company has authorized 25,000,000 shares of common and 10,100,000 preferred shares.

During 2023, 944,022 shares of preferred stock were issued through a Regulation CF raise, and an additional 943,806 shares of preferred stock were issued through a separate raise. For both fundings, shares were issued at $0.50 per share, for total proceeds of $910,874, net of issuance costs of $33,040.

The Company has issued 6,250,000 shares of restricted common stock to a member of management, which will vest over a period of 4 years. Stock-based compensation was $781,248 for the year ended December 31, 2023. As of December 31, 2023, the Company had $2,261,287 of unrecognized compensation costs in association with this award that will be recognized over a period of 2.9 years.

Liquidation Preference
In the event of any voluntary or involuntary liquidation or similar event, the holders of shares of preferred stock shall be entitled to be paid out of the assets available for distribution before any payment shall be made to the holders of common stock, an amount per share equal to 1.2x the applicable original issue price of the preferred stock.

Voting
Each stockholder has a number of votes equal to the number of shares held by such stockholder, except that preferred shareholders holders do not have a right to vote.

Dividends
Holders of shares of preferred stock and in preference to the holders of common stock, shall be entitled to receive cash dividends in the amount of at least 1.2x the original issue price of the preferred stock. After these dividends have been paid, then any subsequent dividends shall be paid out to all holders of preferred and common stock on an as-converted basis. All such dividends shall be payable if and when declared by the Board of Directors of the Company.

Conversion

Each share of preferred stock shall be convertible by dividing the applicable original issue price by the series conversion price, which is initially equal to the original issue price and may be adjusted in certain circumstances, such as stock splits, combinations, or certain dividends and distributions.

7. Income Taxes

The provision for income taxes differs from the amount computed at the federal statutory rates as follows:

	2023
Federal income tax benefit at statutory rate	$ 198,463
State income tax benefit at statutory rate	5,959
Stock-based compensation	(165,389)
Other	9,528
Change in valuation allowance	(48,761)
	$ (200)

Significant components of the Company's deferred income tax assets (liabilities) are follows as of December 31:

	2023
Net operating loss carryforward	$ 59,354
Unrealized gain on Investments	173
Property and equipment, net	(10,766)
Valuation allowance	(48,761)
	$ -

As of December 31, 2023, federal and state net operating loss carryforwards for income tax purposes were approximately $239,000. The federal and state net operating loss carryforwards are subject to various limitations under Section 382 of the Internal Revenue Code and applicable state tax laws. The net operating loss carryforwards are subject to valuation allowance and have no expiration date.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be available to use existing deferred tax assets. A significant piece of objective negative evidence evaluated is the cumulative pretax book loss incurred over the preceding 3-year period. Such objective evidence limits the ability to consider other subjective evidence such as projections of future growth. A full valuation allowance of approximately $49,000 has been recorded for the period as it is more likely than not that the deferred tax assets will not be realized.

The Company recognizes and measures uncertain tax positions in accordance with generally accepted accounting principles in the U.S. The Company will only recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. As of December 31, 2023, the Company had no unrecognized tax benefits.

8. Related Party Transactions

The Company paid for production costs to entities who were Company officers and or stockholders. During the year ended December 31, 2023, the Company incurred expenses of $378,614 to these related parties for production costs. As of December 31, 2023, the Company had a balance in accounts payable of $20,800 to these related parties.